UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)*

                         Mariner Health Care, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                       Common Stock (par value $0.01 per share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 56845X10800
      ---------------------------------------------------------------
                               (CUSIP Number)



                              December 31, 2003
      ---------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                      |X| Rule 13d-1(b)

                      | | Rule 13d-1(c)

                      |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56845X10800               13G                       PAGE 2 OF 8 PAGES

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Halcyon Management Company LLC


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) |_|
        (SEE INSTRUCTIONS)                                              (B) |X|

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

                     5    SOLE VOTING POWER

     NUMBER OF                    0

       SHARES
                     6    SHARED VOTING POWER
    BENEFICIALLY
                                  0
      OWNED BY

        EACH         7    SOLE DISPOSITIVE POWER

     REPORTING                    0

       PERSON        8    SHARED DISPOSITIVE POWER

        WITH                      0


   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  |_|

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0%

  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                IA

CUSIP NO. 56845X10800               13G                       PAGE 3 OF 8 PAGES

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       Halcyon Offshore Management Company LLC


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) |_|
        (SEE INSTRUCTIONS)                                              (B) |X|

   3    SEC USE ONLY

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

                     5    SOLE VOTING POWER

     NUMBER OF                    0

       SHARES
                     6    SHARED VOTING POWER
    BENEFICIALLY
                                  0
      OWNED BY

        EACH         7    SOLE DISPOSITIVE POWER

     REPORTING                    0

       PERSON        8    SHARED DISPOSITIVE POWER

        WITH                      0


   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

  10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  |_|

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0%

  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                IA

CUSIP NO. 56845X10800                 13G                     PAGE 4 OF 8 PAGES



ITEM 1.

            (a) NAME OF ISSUER

                Mariner Health Care, Inc.

            (b) Address of Issuer's Principal Executive Offices

                One Ravinia Drive
                Suite 1500
                Atlanta, GA  30346


ITEM 2.     (a) Name of Person Filing

                This   Statement  is  being  filed  on  behalf  of  Halcyon
                Management Company LLC and Halcyon Offshore Management LLC (together, the "Reporting Persons").

            (b) Address of Principal Business Office or, if none, Residence

                The address of the principal business offices of each of the Reporting Persons is 477 Madison Avenue, New York, New York 10022.

            (c) Citizenship

                Each of the Reporting Persons is a Delaware limited liability company.

            (d) Title of Class of Securities

                Common stock, par value $0.01 per share.

            (e) CUSIP Number

                56845X10800

CUSIP NO. 56845X10800                 13G                     PAGE 5 OF 8 PAGES



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) |_| Bank as defined in Section 3(a)(6) of the Act (15
                 U.S.C. 78c);

         (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) |_| Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8);

         (e) |X| An investment advisor in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person, in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |X| Group, in accordance with Section
                 240.13d-1(b)(1)(ii)(J)

CUSIP NO. 56845X10800                 13G                     Page 6 of 8 Pages


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         Halcyon Management Company LLC

             (a) Amount beneficially owned:

                 0

             (b) Percent of class

                 0%

             (c) Number of shares as to which each Reporting Person has:

                 (i)   Sole power to vote or to direct the vote:  0

                 (ii)  Shared  power to vote or to direct the vote:  0

                 (iii) Sole power to dispose or to direct the disposition
                       of:  0

                 (iv)  Shared power to dispose or to direct the disposition of:  0

         Halcyon Offshore Management Company LLC

             (a) Amount beneficially owned

                 0

             (c) Percent of class

                 0%

             (c) Number of shares as to which each Reporting Person has:

                 (i)   Sole power to vote or to direct the vote:  0

                 (ii)  Shared  power to vote or to direct the vote:  0

                 (iii) Sole  power to dispose or to direct the  disposition of: 0

                 (iv) Shared power to dispose or to direct the  disposition of: 0



CUSIP NO. 56845X10800                 13G                     Page 7 of 8 Pages


         Instruction. For computations regarding securities which represent a right to acquire an underlying security see section 240.13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following.     |X|

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         The Reporting Persons listed in Item 2(a), both of which are registered as investment advisers under Section 203 of the Investment Advisers Act of 1940, may be deemed to be a group. The Reporting Persons share common ownership and management.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 56845X10800                 13G                     Page 8 of 8 Pages



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    HALCYON MANAGEMENT COMPANY LLC

                                    By:  /s/ James Pasquarelli
                                         ----------------------------
                                    Name:    James Pasquarelli
                                    Title:   Chief Financial Officer

Dated:  March 5, 2004
                                    HALCYON OFFSHORE MANAGEMENT COMPANY LLC

                                    By:  /s/ James Pasquarelli
                                         ----------------------------
                                    Name:    James Pasquarelli
                                    Title:   Chief Financial Officer
Dated:  March 5, 2004


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                           JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of beneficial interest, par value $0.01 per share, of Mariner Health Care, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


                                    HALCYON MANAGEMENT COMPANY LLC

                                    By:  /s/ James Pasquarelli
                                         ----------------------------
                                    Name:    James Pasquarelli
                                    Title:   Chief Financial Officer

Dated:  March 5, 2004

                                    HALCYON OFFSHORE MANAGEMENT COMPANY LLC

                                    By:  /s/ James Pasquarelli
                                         ----------------------------
                                    Name:    James Pasquarelli
                                    Title:   Chief Financial Officer

Dated:  March 5, 2004